3-1-02

806968

0-16350

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
The Securities Exchange Act of 1934

For the month of March, 2002

WPP GROUP PLC
(Translation of registrant's name into English)

27 Farm Street, London W1X 6RD England
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file the annual reports under cover Form 20-F or Form 40-F.

Form 20-F X Form 40-F ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No X

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf of the undersigned, thereto duly authorized.

WPP GROUP PLC
(Registrant)

Date March 11, 2002

By [signature]
Paul Richardson
Group Finance Director

RECEIVED
MAR 12 2002
366

ANNOUNCEMENT

WPP GROUP PLC ("WPP")

WPP was notified on 7 March 2002 of the following share vestings pursuant to the terms of the WPP Performance Share Plans for the periods 1997 to 1999 and 1998 to 2000 and 1999 to 2001.

Sir Martin Sorrell is interested in 93,123 shares under the 1999 to 2001 Performance Share Plan, which he continues to hold following his election to defer the vesting of the shares beyond 31 December 2002. Sir Martin has an interest in 13,480,077 shares representing 1.17% of the issued share capital of WPP.

58,901 shares vested in Mr Paul Richardson, which have been sold. Mr Richardson's beneficial holding is 348,849 shares representing 0.030% of the issued share capital of WPP.

46,290 shares vested in Mr Eric Salama, which have been sold. Mr Salama's beneficial holding is 443,454 shares representing 0.038% of the issued share capital of WPP.

48,430 shares vested in Mr Brian Brooks, which have been sold. Mr Brooks beneficial holding is 390,298 shares representing 0.034% of the issued share capital of WPP.

The share disposals have been made to provide funding for tax and other personal financial commitments.

END

8 March 2002